FILED
JUN 13 2000
C 6510-48
Dean Heller
Secretary of State

DEAN HELLER
Secretary of State
101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786

Certificate of Amendment

PURSUANT TO NRS 78.385 and 78.390

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of corporation: MAKE IT HAPPEN MANAGEMENT, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The name of the corporation is:

e-Channels Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have vored in favor of the amendment is 52%.*

4. Signatures (Required):

\S\ Serge Trudeau		\S\ Paul Lanham
President or Vice President	and	Secretary or Asst. Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.